UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                  FORM 10-C

                    REPORT BY ISSUER OF SECURITIES QUOTED
                           THE NASDAQ STOCK MARKET

   Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                       and Rule 13a-17 or 15d-17 thereunder


                                CYTRX CORPORATION
                  (Exact name of issuer as specified in charter)

                   154 Technology Parkway, Norcross, GA  30092
                     (Address of principal executive offices)

Issuer's telephone number, including area code:     (770) 368-9500


I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
1. Title of security:  Common Stock, par value $.001
2. Number of shares outstanding before the change:  7,860,920 *
3. Number of shares outstanding after the change:   7,535,580
4. Effective date of change:  October 30, 1996
5. Method of change:
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
     Acquisition of Treasury Stock
   Give brief description of transaction:
     On October 30, 1996 CytRx Corporation purchased 40,000 shares of its Common Stock pursuant to its Stock Repurchase Program, bringing its total purchases to date (since November 1995) to 409,550 shares, or 5.16% of issued shares.

   * Number of shares outstanding last reported on Issuer's Form 10-Q for the period ended June 30, 1996.

II. CHANGE IN NAME OF ISSUER

1. Name prior to change: n/a
2. Name after change:    n/a
3. Effective date of charter amendment changing name:   n/a
4. Date of shareholder approval of change, if required: n/a


Date: November 4, 1996              Signature: /s/ Mark W. Reynolds
                                               Mark W. Reynolds
                                               Controller